EXHIBIT 99.1

Aeterna Zentaris Announces Pricing of Approximately $5.0 Million Registered Direct Offering

CHARLESTON, S.C., Sept. 20, 2019 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc.Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS), a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements, announced today that it has entered into a securities purchase agreement with institutional investors in the United States to purchase approximately $5.0 million of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement. The combined purchase price for one common share and one warrant will be $1.50.

Under the terms of the securities purchase agreement, Aeterna has agreed to sell 3,325,000 shares of its common shares. In a concurrent private placement, Aeterna has agreed to issue warrants to purchase up to an aggregate of 3,325,000 common shares. The warrants will be exercisable for a period of 5 years commencing six months from the date of issuance and have an exercise price of $1.65 per share.

The Company expects gross proceeds from the registered direct offering and concurrent private placement to be approximately $5.0 million before deducting placement agent’s fees and expenses. The registered direct offering and concurrent private placement is expected to close on or about September 24, 2019, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as sole placement agent in connection with the offering.

The common shares described above are being offered by Aeterna Zentaris pursuant to a “shelf” registration statement on Form F-3 (File No. 333-232935) previously filed and declared effective by the Securities and Exchange Commission (SEC). The warrants issued in the concurrent private placement and shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities law.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No Canadian prospectus has been or will be filed in a province or territory of Canada to qualify the common shares in connection with the offering. A prospectus supplement relating to the shares of common shares will be filed by Aeterna with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or from Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. Aeterna Zentaris is the licensor and party to a license and assignment agreement with Novo Nordisk A/S to carry out development, manufacturing, registration, regulatory, and supply chain for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with adult growth hormone deficiency in the United States and Canada. In addition, we are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information -Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to continue as a going concern dependent, in part, on the ability of Aeterna Zentaris to transfer cash from Aeterna Zentaris GmbH to the Canadian parent and U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, our strategic review process, the ability of the Special Committee to carry out its mandate, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contact:

Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
IR@aezsinc.com
(843) 900-3211